                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                           DELTA FINANCIAL CORPORATION
                                (Name of Issuer)



                                  COMMON STOCK
                         (Title of Class of Securities)



                                   247918 10 5
                                 (CUSIP Number)


                                DECEMBER 30, 1998
                              (Date of Event Which
                       Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed.

                               ( ) Rule 13d-1(b)

                               ( ) Rule 13d-1(c)

                               (x) Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages

                                  SCHEDULE 13G

CUSIP No.  247918 10 5         Page   2   of   5  Pages
          ------------              -----    ----


  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lee Miller

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)

        NOT APPLICABLE                                      (b)

  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.

                     5    SOLE VOTING POWER

                             16,338
    NUMBER OF
     SHARES          6    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                 4,003,451
      EACH
   REPORTING         7    SOLE DISPOSITIVE POWER
     PERSON
      WITH                   16,338

                     8    SHARED DISPOSITIVE POWER

                             4,003,451

  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,019,789

  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                  /x/

  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           26.2%

  12   TYPE OF REPORTING PERSON*

          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                      Page  3   of   5   Pages

ITEM 1(A).  NAME OF ISSUER.

                  Delta Financial Corporation

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  1000 Woodbury Road
                  Suite 200
                  Woodbury, New York  11797

ITEM 2(A).  NAME OF PERSON FILING.

                  Lee Miller

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE,
                  OR, IF NONE, RESIDENCE.

                  Delta Financial Corporation
                  1000 Woodbury Road
                  Suite 200
                  Woodbury, New York  11797

ITEM 2(C).  CITIZENSHIP.

                  U.S.A.

ITEM 2(D).  TITLE OF CLASS OF SECURITIES.

                  Common Stock


ITEM 2(E).  CUSIP NO.

                  247918 10 5


ITEM 3.           Not Applicable.


ITEM 4.           OWNERSHIP.

                  (a)   Amount Beneficially Owned: 4,019,789
                        (1). Of these, 6,338 shares are owned by Mr. Miller; 1,904,774 shares are held by the Sidney A. Miller Grantor Retained Annuity Trust, of which Mr. Miller is a trustee; 2,098,677 shares are held by the Rona V.
                        Miller Grantor Retained Annuity Trust, of which Mr. Miller is a trustee; 10,000 shares are options to purchase shares of common stock held by Mr. Miller which are currently exercisable.

------------
            (1) The aggregate amount beneficially owned excludes 6,338 shares which are held by Mr. Miller's wife. The reporting person disclaims beneficial ownership of these shares, and this report shall not be deemed an admission that the reporting person is the beneficial owner of these shares for the purposes of Section 13 or for any other purpose.

                                                      Page  4   of   5   Pages

                  (b) Percent of Class:

                           26.2%


                  (c) Number of shares as to which such person has:

                        (i)         Sole power to vote or to direct the
                                    vote:   16,338

                        (ii)        Shared power to vote or to direct the
                                    vote:  4,003,451

                        (iii) Sole power to dispose or to direct the disposition of: 16,338

                        (iv) Shared power to dispose or to direct the disposition of: 4,003,451


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not Applicable.


ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not Applicable.


ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not Applicable.


ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not Applicable.


ITEM 10.          CERTIFICATION.

                  Not Applicable.

                                                      Page  5   of   5   Pages


                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          FEBRUARY 12, 1999
                                              Date

                                          /S/ LEE MILLER
                                              Signature


                                          LEE MILLER
                                              Name/Title